February 24, 2025

Anjun Bose
Chief Executive Officer and President
Cytonics Corporation
658 West Indiantown Road, Suite 214
Jupiter, FL 33458

       Re: Cytonics Corporation
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed February 18, 2025
           File No. 024-12533
Dear Anjun Bose:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 5, 2025 letter.

Amendment No. 2 to Offering Statement on Form 1-A
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 58

1. We note your revised disclosure in response to comment 7 where you describe the components of the research and development expenses for each reporting period presented and that all costs relate to CYT-108. As previously requested, please revise to quantify and provide a breakdown by nature or type of research and development expense such that the total reconciles to the research and development expense line item.
 February 24, 2025
Page 2
Securities Being Offered
Irrevocable Proxy, page 76

2. We note your response to prior comment 8 and reissue. Please revise your disclosure regarding the irrevocable proxy to reflect Section 5(a) of the Subscription Agreement which appears to indicate that the proxy will also terminate five years after execution of the Subscription Agreement. Alternatively, please advise.

       Please contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Andrew Stephenson, Esq.